September 6, 2011
VIA EDGAR AND OVERNIGHT MAIL
Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lyondell Chemical Company LyondellBasell Industries N.V.
Registration Statement on Form S-4
Filed June 22, 2011
File No. 333-175077
Dear Ms. Long:
     This letter is in response to your comment letter dated August 31, 2011 and replaces the previous letter from us to you dated August 16, 2011. This letter supplements the Registration Statement on Form S-4 of LyondellBasell Industries N.V., a public company incorporated under Dutch law (“LyondellBasell”), Lyondell Chemical Company, a Delaware corporation (“LCC”) and the co-registrants named in the Registration Statement (as defined below) (together with LyondellBasell and LCC, the “Registrants”) with respect to offers to exchange (the “Exchange Offer”) up to $1,822,500,000 of LCC’s 8% Senior Secured Notes due 2017 (the “Outstanding Dollar Notes”) and up to €303,750,000 of LCC’s 8% Senior Secured Notes due 2017 (the “Outstanding Euro Notes” and, together with the Outstanding Dollar Notes, the “Outstanding Notes”), which were originally issued on April 8, 2010, for exchange dollar notes and exchange euro notes (collectively, the “Exchange Notes”) with terms materially identical to the Outstanding Dollar Notes (the “Exchange Dollar Notes”) and the Outstanding Euro Notes (the “Exchange Euro Notes” and, together with the Exchange Dollar Notes, the “Exchange Notes”) but which have been registered under the Securities Act of 1933, as amended. In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), the Registrants hereby confirm and represent as follows:
     1. The Registrants are registering the Exchange Offer in reliance on the Staff’s position set forth in
LyondellBasell Industries N.V.
One Houston Center, Suite 700
1221 McKinney Street
Houston, TX 77010
P.O. Box 3646 (77253-3646)
USA

Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”).
     2. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the Exxon Capital Letter or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.
     3. None of the Registrants nor any affiliate of the Registrants has entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.
     4. The Registrants will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.
     5. The Registrants will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, (a) such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer and (b) such broker-dealer will confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     Terms used and not otherwise defined in this letter have the meanings given such terms in the prospectus forming a part of the Registration Statement.
     If any additional supplemental information is required by the Staff, please contact Mr. Brenton A. Pharis of LyondellBasell at 713-309-7929 or Mr. Jeffery K. Malonson of Vinson & Elkins L.L.P at 713-758-3824.

Very truly yours,

LYONDELLBASELL INDUSTRIES N.V.

By:	/s/ James L. Gallogly
Name	James L. Gallogly
Title:	Sole Member of the Management Board

LYONDELL CHEMICAL COMPANY

By:	/s/ James L. Gallogly
Name:	James L. Gallogly
Title:	President and Chief Executive Officer

cc:	Jeffery K. Malonson, Esq. Vinson & Elkins L.L.P.